Sale of Shares in POSCO ENGINEERING & CONSTRUCTION CO., LTD.

On June 15, 2015, a Share Purchase Agreement (“Agreement”) has been entered into by and among POSCO, POSCO ENGINEERING & CONSTRUCTION CO., LTD. (“POSCO E&C”) and Public Investment Fund of the Ministry of Finance in Saudi Arabia (“PIF”) for the (i) sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, for approximately 842.6 billion Korean Won; and (ii) POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF, for approximately 396.5 billion Korean Won. The Agreement is expected to close in August 2015.